FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, August 13, 2004, Series 2004-SD1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110039
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 10, 2004

ACE SECURITIES CORP.

By: ____________________
Name: Douglas K. Johnson
Title: President

By: ____________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$142,327,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-SD1

Ace Securities Corp
(Depositor)


Deutsche Bank


September 8, 2004


SEC MAIL PROCESSING
RECEIVED
SEP 15 2004
WASH, D.C.
185
SECTION

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decis ion with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED September 8, 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-SD1
$142,327,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / F
A-1	130,497,000	Float	2.35	1 – 77	0	ACT/360	Nov. 2033	AAA / AAA
M-1	5,736,000	Float	4.43	38 – 77	0	ACT/360	Nov. 2033	AA / AA
M-2	2,868,000	Float	4.39	37 – 77	0	ACT/360	Nov. 2033	A / A
M-3	2,509,000	Float	4.21	37 – 77	0	ACT/360	Nov. 2033	BBB / BBB
M-4	717,000	Float	3.52	37 - 54	0	ACT/360	Nov. 2033	BBB- / BBB-
Total	**$142,327,000**							

Pricing Speed

All Mortgage Loans	28% CPR

Transaction Overview

Offered Certificates: The Class A-1 Certificates, (the "Senior Certificates" or "Class A Certificates") and the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (the "Mezzanine Certificates" or "Class M Certificates"). The Senior Certificates and the Mezzanine Certificates are backed by all of the mortgage loans. The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class M-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class M-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the M-3 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the M-4 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral:	As of the Statistical Cut-off Date, the Mortgage Loans will consist of approximately 1,440 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $143,403,292 as of the Statistical Cut-off Date. A majority of the Mortgage Loans are loans that either have document deficiencies or fall outside of the originators' guidelines based on a variety of factors. The mortgage pool also contains mortgage loans which have defaulted in the past and are now re-performing either pursuant to the terms of the original note or under the provisions of a bankruptcy plan. For those loans which are re-performing, the borrower's "Legal Balance" is equal to the outstanding principal balance as of the Cut-off Date plus any Arrearage. The "Arrearage" is equal to the interest portion of the payments due but not yet received as of the Cut-off date.
Class A Certificates:	Class A-1 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3 and Class M-4 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Master Servicer:	Wells Fargo Bank, National Association
Servicer:	Primary servicing will be provided by Ocwen Federal Bank FSB
Trustee:	HSBC Bank USA, National Association
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	Risk Management Group, LLC ("RMG")
Underwriter:	Deutsche Bank Securities Inc.
Statistical Cut-off Date:	August 1, 2004
Cut-off Date:	September 1, 2004
Expected Pricing:	Week of September 20, 2004
Expected Closing Date:	On or about September 30, 2004
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in October 2004.

Transaction Overview

Determination Date: The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

Due Period: The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date.

Interest Accrual Period: Interest on the Certificates will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).

Interest Distribution Amount: For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.

Interest Carry Forward Amount: The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law

Senior Interest Distribution Amount: For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

Administration Fee Rate: The Trustee, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.580% for the Mortgage Loans.

Compensating Interest: The Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans up to the Servicing Fee payable to the Servicer.

Prepayment interest Shortfalls: Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.

Expense Adjusted Mortgage Rate: For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Optional Termination: On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Class CE Certificateholder may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so. If the Class CE Certificateholder elects to repurchase the Mortgage Loans, the outstanding class principal balance of each class of certificates will be paid in full, together with accrued interest.

Transaction Overview (Cont.)

Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement
Credit Enhancement:	1) Arrearage (if any) 2) Excess Interest 3) Overcollateralization ("OC") 4) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, for those Mortgage Loans with Arrearages, to the amount of such Mortggae Loan's Arrearage, second, to Net Monthly Excess Cashflow, third, to the Class CE Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-3 Certificates, sixth, to the Class M-2 Certificates, and seventh, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Mezzanine Certificates the principal amount of the reduction in the Certificate Principal Balance of such certificates will no longer accrue interest and will not be reinstated thereafter. However, allocated Realized Losses may be paid to the holders of the Mezzanine Certificates from Net Monthly Excess Cashflow.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.75% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.50% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Transaction Overview (Cont.)

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in October 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 18.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / F)	Initial CE %	CE % On/After Step Down Date
A	AAA / AAA	9.00%	18.00%
M-1	AA / AA	5.00%	10.00%
M-2	A / A	3.00%	6.00%
M-3	BBB / BBB	1.25%	2.50%
M-4	BBB- / BBB-	0.75%	1.50%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount, (ii) all amounts collected as Arrearage payments and (iii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Offered Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-SD1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Cap Agreement:	On the Closing Date, the Trustee will enter into a "Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates as described herein. The notional balance of the Cap Agreement will be based upon the provided schedule.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer in respect of Prepayment Interest Shortfalls for the related due period; and (v) payments received on the Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately an 18.00% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 10.00% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 6.00% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 2.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), and fourth to the Class M-4 Certificates until it reaches approximately a 1.50% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 50.00% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
October 2007 to September 2008	2.25%, plus 1/12th of 0.75% for each month thereafter
October 2008 to September 2009	3.00%, plus 1/12th of 0.50% for each month thereafter
October 2009 to September 2010	3.50%, plus 1/12th of 0.25% for each month thereafter
October 2010 and thereafter	3.75%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, including any Interest Carry Forward Amount, then to pay interest excluding any Interest Carry Forward Amount sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above under "Class A Principal Distribution Amount".
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above under "Class M Principal Distribution Amount".
4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
6. From excess interest, if any, to pay the allocated Realized Losses sequentially to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order.
7. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Offered Certificates in the same order of priority as described in clause 1 above.
8. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

		0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	12.43	4.24	2.35	1.80	1.27
	First Payment Date	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Date	Dec-26	Oct-15	Feb-11	Sep-09	Jun-08
M-1	Avg Life	18.67	7.41	4.43	3.88	3.69
	First Payment Date	Jan-18	May-08	Nov-07	Dec-07	Mar-08
	Last Payment Date	Dec-26	Oct-15	Feb-11	Sep-09	Jun-08
M-2	Avg Life	18.67	7.41	4.39	3.77	3.46
	First Payment Date	Jan-18	May-08	Oct-07	Nov-07	Dec-07
	Last Payment Date	Dec-26	Oct-15	Feb-11	Sep-09	Jun-08
M-3	Avg Life	18.49	7.17	4.21	3.61	3.25
	First Payment Date	Jan-18	May-08	Oct-07	Oct-07	Oct-07
	Last Payment Date	Dec-26	Oct-15	Feb-11	Sep-09	Jun-08
M-4	Avg Life	17.48	6.01	3.52	3.12	3.07
	First Payment Date	Jan-18	May-08	Oct-07	Oct-07	Oct-07
	Last Payment Date	Sep-24	Sep-12	Mar-09	Mar-08	Oct-07

Sensitivity Table
To Maturity

		0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	12.70	4.55	2.55	1.97	1.39
	First Payment Date	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Date	Mar-33	Aug-25	Aug-18	Nov-15	Jan-13
M-1	Avg Life	19.18	7.91	4.75	4.15	3.96
	First Payment Date	Jan-18	May-08	Nov-07	Dec-07	Mar-08
	Last Payment Date	Jul-31	Oct-20	May-14	May-12	Jun-10
M-2	Avg Life	18.99	7.71	4.58	3.93	3.57
	First Payment Date	Jan-18	May-08	Oct-07	Nov-07	Dec-07
	Last Payment Date	Dec-29	Jul-18	Nov-12	Mar-11	Jul-09
M-3	Avg Life	18.50	7.19	4.22	3.62	3.26
	First Payment Date	Jan-18	May-08	Oct-07	Oct-07	Oct-07
	Last Payment Date	Jul-27	Jul-16	Jul-11	Feb-10	Sep-08
M-4	Avg Life	17.48	6.01	3.52	3.12	3.07
	First Payment Date	Jan-18	May-08	Oct-07	Oct-07	Oct-07
	Last Payment Date	Sep-24	Sep-12	Mar-09	Mar-08	Oct-07

Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Payment Date	Notional Amount ($)	Strike Rate (%)
10/25/2004	143,403,292.11	6.75	2/25/2008	43,463,947.09	6.75
11/25/2004	139,231,736.24	6.75	3/25/2008	42,167,824.70	6.75
12/25/2004	135,179,342.39	6.75	4/25/2008	40,909,335.16	6.75
1/25/2005	131,242,787.37	6.75	5/25/2008	39,687,405.44	6.75
2/25/2005	127,418,793.87	6.75	6/25/2008	38,500,992.75	6.75
3/25/2005	123,704,184.33	6.75	7/25/2008	37,349,083.64	6.75
4/25/2005	120,096,341.81	6.75	8/25/2008	36,230,693.20	6.75
5/25/2005	116,591,885.22	6.75	9/25/2008	35,144,864.27	6.75
6/25/2005	113,192,042.10	6.75	10/25/2008	34,090,666.67	6.75
7/25/2005	109,889,430.29	6.75	11/25/2008	33,067,196.44	6.75
8/25/2005	106,681,346.00	6.75	12/25/2008	32,073,575.09	6.75
9/25/2005	103,565,084.73	6.75	1/25/2009	31,108,948.92	6.75
10/25/2005	100,538,434.54	6.75	2/25/2009	30,172,488.32	6.75
11/25/2005	97,598,490.82	6.75	3/25/2009	29,263,387.07	6.75
12/25/2005	94,742,858.36	6.75	4/25/2009	28,380,861.73	6.75
1/25/2006	91,969,092.15	6.75	5/25/2009	27,524,150.97	6.75
2/25/2006	89,274,862.73	6.75	6/25/2009	26,692,514.96	6.75
3/25/2006	86,657,922.26	6.75	7/25/2009	25,885,234.77	6.75
4/25/2006	84,116,085.76	6.75	8/25/2009	25,101,611.81	6.75
5/25/2006	81,647,325.60	6.75	9/25/2009	24,340,967.21	6.75
6/25/2006	79,249,247.45	6.75	10/25/2009	23,602,641.31	6.75
7/25/2006	76,920,087.76	6.75	11/25/2009	22,885,993.11	6.75
8/25/2006	74,657,895.59	6.75	12/25/2009	22,190,399.75	6.75
9/25/2006	72,460,774.66	6.75	1/25/2010	21,515,255.99	6.75
10/25/2006	70,326,881.78	6.75	2/25/2010	20,859,973.73	6.75
11/25/2006	68,254,425.42	6.75	3/25/2010	20,223,981.54	6.75
12/25/2006	66,241,664.23	6.75	4/25/2010	19,606,724.15	6.75
1/25/2007	64,286,905.67	6.75	5/25/2010	19,007,662.06	6.75
2/25/2007	62,388,512.56	6.75	6/25/2010	18,426,271.03	6.75
3/25/2007	60,544,877.55	6.75	7/25/2010	17,862,041.72	6.75
4/25/2007	58,754,446.54	6.75	8/25/2010	17,314,479.22	6.75
5/25/2007	57,015,682.86	6.75	9/25/2010	16,783,102.66	6.75
6/25/2007	55,327,146.71	6.75	10/25/2010	16,267,444.83	6.75
7/25/2007	53,687,411.08	6.75	11/25/2010	15,767,051.79	6.75
8/25/2007	52,095,089.05	6.75	12/25/2010	15,281,482.49	6.75
9/25/2007	50,548,832.62	6.75	1/25/2011	14,810,308.40	6.75
10/25/2007	49,047,331.66	6.75	2/25/2011	14,353,113.20	6.75
11/25/2007	47,589,312.86	6.75			
12/25/2007	46,173,538.69	6.75			
1/25/2008	44,798,806.41	6.75			

Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	10/25/2004	21.21
2	11/25/2004	19.67
3	12/25/2004	19.89
4	1/25/2005	19.69
5	2/25/2005	19.72
6	3/25/2005	20.43
7	4/25/2005	19.77
8	5/25/2005	20.35
9	6/25/2005	20.16
10	7/25/2005	20.48
11	8/25/2005	20.27
12	9/25/2005	20.38
13	10/25/2005	20.64
14	11/25/2005	20.42
15	12/25/2005	20.67
16	1/25/2006	20.50
17	2/25/2006	20.53
18	3/25/2006	21.41
19	4/25/2006	20.66
20	5/25/2006	21.33
21	6/25/2006	21.09
22	7/25/2006	21.42
23	8/25/2006	21.18
24	9/25/2006	21.26
25	10/25/2006	21.56
26	11/25/2006	21.31
27	12/25/2006	21.58
28	1/25/2007	21.42
29	2/25/2007	21.44
30	3/25/2007	22.42
31	4/25/2007	21.56
32	5/25/2007	22.19
33	6/25/2007	21.92
34	7/25/2007	22.26
35	8/25/2007	21.99
36	9/25/2007	22.01
37	10/25/2007	22.33
38	11/25/2007	22.04
39	12/25/2007	22.34
40	1/25/2008	22.04
41	2/25/2008	22.04
42	3/25/2008	22.67
43	4/25/2008	22.06
44	5/25/2008	22.69
45	6/25/2008	22.38
46	7/25/2008	22.69
47	8/25/2008	22.38
48	9/25/2008	22.38
49	10/25/2008	22.69
50	11/25/2008	22.38
51	12/25/2008	22.68
52	1/25/2009	22.37
53	2/25/2009	22.37
54	3/25/2009	23.38
55	4/25/2009	22.37
56	5/25/2009	23.04
57	6/25/2009	22.71
58	7/25/2009	23.02
59	8/25/2009	22.70
60	9/25/2009	22.70
61	10/25/2009	23.01
62	11/25/2009	22.69
63	12/25/2009	23.00
64	1/25/2010	22.67
65	2/25/2010	22.67
66	3/25/2010	23.70
67	4/25/2010	22.66
68	5/25/2010	22.99
69	6/25/2010	22.66
70	7/25/2010	22.98
71	8/25/2010	22.65
72	9/25/2010	22.64
73	10/25/2010	22.96
74	11/25/2010	22.63
75	12/25/2010	22.95
76	1/25/2011	22.62
77	2/25/2011	22.61

*CPR: 28%
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*1 Year CMT: 20%
*3 Year CMT: 20%
*5 Year CMT: 20%
*FHLBB: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	Excess Spread in bp (Forward LIBOR)
1	479	479	45	454	248
2	435	424	46	462	263
3	442	415	47	455	242
4	435	392	48	456	239
5	435	383	49	464	262
6	458	389	50	457	242
7	437	364	51	465	256
8	456	386	52	458	237
9	448	369	53	458	234
10	456	378	54	481	287
11	448	352	55	459	231
12	451	355	56	467	254
13	458	366	57	461	234
14	451	346	58	469	251
15	459	351	59	462	230
16	451	333	60	463	229
17	451	324	61	471	256
18	473	357	62	464	236
19	451	313	63	472	252
20	458	336	64	465	233
21	450	316	65	466	231
22	457	324	66	489	286
23	449	302	67	468	230
24	449	296	68	476	250
25	456	316	69	469	231
26	448	295	70	477	249
27	456	303	71	471	229
28	448	284	72	472	228
29	447	279	73	480	257
30	470	321	74	473	238
31	446	269	75	482	256
32	454	290	76	475	237
33	446	268	77	476	236
34	453	279			
35	445	257			
36	444	252			
37	452	279			
38	447	260			
39	458	275			
40	452	256			
41	452	252			
42	468	283			
43	453	247			
44	461	268			

Breakeven CDR Table for the Subordinated Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Assumption is applied
- 10% cleanup call is exercised
- Forward Curves
- 40% Severity
- Interest & Principal advancing
- 6 month recovery lag
- Prices on the Certificates are assumed to be par except for Classes M-3 and M-4 where they are 95.311% and 84.269% respectively
- The Trigger Event occurs and is continuing

Class M1	CDR (%)	12.69
	Yield (%)	4.59
	Wal (Yrs)	4.82
	Mod Duration	4.35
	Principal Widow	07/09 - 07/09
	Principal Writedown	$409
	Total Collat Loss (%)	9.82

Class M2	CDR (%)	9.82
	Yield (%)	5.51
	Wal (Yrs)	5.07
	Mod Duration	4.44
	Principal Widow	10/09 - 10/09
	Principal Writedown	$167
	Total Collat Loss (%)	7.99

Class M3	CDR (%)	7.52
	Yield (%)	7.79
	Wal (Yrs)	5.32
	Mod Duration	4.42
	Principal Widow	01/10 - 01/10
	Principal Writedown	$503
	Total Collat Loss (%)	6.39

Class M4	CDR (%)	6.75
	Yield (%)	10.55
	Wal (Yrs)	5.49
	Mod Duration	4.41
	Principal Widow	03/10 - 03/10
	Principal Writedown	$235
	Total Collat Loss (%)	5.85

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL*			
Number of Mortgage Loans:	1,440	Index Type:	
Aggregate Principal Balance:	$143,403,292	I Year CMT:	20.39%
Average Original Principal Balance:	$121,053	6 Month LIBOR:	17.33%
Average Current Principal Balance:	$99,586	3 Year CMT:	3.10%
Range:	$1,161 - $730,652	FHLBB Contract Rate:	0.97%
W.A. Coupon:	7.213%	5 Year CMT:	0.92%
Range:	2.22% - 16.75%	Fixed Rate:	57.29%
W.A. Gross Margin:	4.148%	W.A. Initial Periodic Cap:	1.90%
Range:	-1.92% - 9.38%	W.A. Subsequent Periodic Cap:	1.69%
W.A. Remaining Term (months):	250	W.A. Lifetime Rate Cap:	8.11%
Range:	3 – 357	Property Type:	
W.A. Seasoning: (months)	98	Single Family:	75.66%
Latest Maturity Date:	October 1, 2033	2-4 Family:	9.09%
State Concentration (Greater than 5%):		Condo:	7.61%
Massachusetts:	20.40%	PUD:	6.55%
Connecticut:	11.12%	Manufactured Housing:	0.71%
New York:	9.06%	Townhouse:	0.31%
California:	7.31%	Multi-family:	0.08%
Texas:	6.49%	Occupancy Status:	
New Jersey:	5.49%	Primary:	91.64%
W.A. Current Combined LTV(1):	69.68%	Investment:	7.21%
W.A. Current Updated Combined LTV(2):	59.49%	Second Home:	1.15%
First Liens:	99.62%	Cashflow Velocity:	
Second Liens:	0.38%	1 Month:	116.94%
Non-Balloon Loans:	98.18%	3 Month:	115.65%
Non-Zero Current W.A. FICO Score:	595	5 Month:	115.66%
Loans in Bankruptcy:	9.99%	Non-Zero W.A. Prepayment Penalty – Term (months):	28
Delinquency:		Loans with Prepay Penalties:	10.95%
Current:	80.35%	Loans with Primary Mortgage Insurance	12.97%
30-59 Days:	5.25%		
60+ Days:	14.40%		

1. Current CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the minimum of the original appraisal value and the purchase price.

2. Current Updated CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO nor an AVM was available, no Current Updated CLTV was recorded. For purposes of Calculating Current Updated CLTV's, a BPO was used for 34.46% of the Mortgage Loans by balance and an AVM was used for 55.19% of the Mortgage Loans by balance. A Current Updated CLTV was not recorded for the remaining 10.35% of the Mortgage Loans.

* Collateral Information as of the August 1, 2004 Statistical Cut-Off Date.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	755	82,161,214	57.29
ARM	685	61,242,078	42.71
Total:	**1,440**	**143,403,292**	**100.00**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0 - 29	1,205	115,223,618	80.35
30 - 59	73	7,524,942	5.25
60 - 89	22	3,175,191	2.21
90 - 119	24	2,496,340	1.74
Greater than or equal to 120	116	14,983,201	10.45
Total:	**1,440**	**143,403,292**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	239	9,177,001	5.26
50,000.01 - 100,000.00	612	45,106,508	25.88
100,000.01 - 150,000.00	264	32,076,778	18.40
150,000.01 - 200,000.00	110	19,158,268	10.99
200,000.01 - 250,000.00	65	14,904,425	8.55
250,000.01 - 300,000.00	57	15,645,033	8.98
300,000.01 - 350,000.00	41	13,386,200	7.68
350,000.01 - 400,000.00	19	7,288,117	4.18
400,000.01 - 450,000.00	5	2,180,800	1.25
450,000.01 - 500,000.00	14	6,824,999	3.92
500,000.01 - 550,000.00	6	3,175,000	1.82
550,000.01 - 600,000.00	2	1,194,000	0.68
600,000.01 - 650,000.00	3	1,892,900	1.09
700,000.01 - 750,000.00	1	718,000	0.41
750,000.01 - 800,000.00	2	1,587,900	0.91
Total:	**1,440**	**174,315,930**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	440	13,845,649	9.66
50,000.01 - 100,000.00	546	38,874,483	27.11
100,000.01 - 150,000.00	192	23,150,320	16.14
150,000.01 - 200,000.00	93	16,303,298	11.37
200,000.01 - 250,000.00	59	13,311,717	9.28
250,000.01 - 300,000.00	48	12,859,414	8.97
300,000.01 - 350,000.00	22	7,123,733	4.97
350,000.01 - 400,000.00	18	6,754,615	4.71
400,000.01 - 450,000.00	7	3,078,406	2.15
450,000.01 - 500,000.00	9	4,300,066	3.00
550,000.01 - 600,000.00	2	1,142,613	0.80
600,000.01 - 650,000.00	2	1,216,114	0.85
700,000.01 - 750,000.00	2	1,442,865	1.01
Total:	**1,440**	**143,403,292**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 - 60	89	2,422,393	1.69
61 - 120	122	7,604,625	5.30
121 - 180	282	19,477,679	13.58
181 - 240	297	28,135,968	19.62
241 - 300	425	52,878,827	36.87
301 - 360	225	32,883,799	22.93
Total:	**1,440**	**143,403,292**	**100.00**

Seasoning

Months Seasoned	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 – 36	198	26,531,442	18.50
37 - 60	75	8,498,787	5.93
61 - 120	482	58,807,245	41.01
121 - 180	341	30,916,586	21.56
181 - 240	289	17,384,611	12.12
241 - 300	37	1,030,889	0.72
301 - 360	18	233,732	0.16
Total:	**1,440**	**143,403,292**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	53,448	0.04
2.500 - 2.999	7	299,582	0.21
3.000 - 3.499	12	555,244	0.39
3.500 - 3.999	91	7,869,607	5.49
4.000 - 4.499	172	14,058,225	9.80
4.500 - 4.999	53	3,631,852	2.53
5.000 - 5.499	57	3,557,472	2.48
5.500 - 5.999	38	2,716,338	1.89
6.000 - 6.499	95	8,848,525	6.17
6.500 - 6.999	121	11,689,724	8.15
7.000 - 7.499	156	20,425,390	14.24
7.500 - 7.999	159	24,960,069	17.41
8.000 - 8.499	79	9,315,120	6.50
8.500 - 8.999	114	11,574,865	8.07
9.000 - 9.499	60	5,706,485	3.98
9.500 - 9.999	66	6,367,905	4.44
10.000 - 10.499	47	4,043,501	2.82
10.500 - 10.999	41	3,126,889	2.18
11.000 - 11.499	25	2,246,945	1.57
11.500 - 11.999	17	1,219,827	0.85
12.000 - 12.499	11	568,322	0.40
12.500 - 12.999	8	269,232	0.19
13.000 - 13.499	3	96,178	0.07
13.500 - 13.999	4	123,523	0.09
15.000 - 15.499	1	26,679	0.02
15.500 - 15.999	1	39,463	0.03
16.500 - 16.999	1	12,882	0.01
Total:	**1,440**	**143,403,292**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Current Combined Loan-to-Value Ratios*

Current Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	309	15,847,066	11.05
50.01 - 55.00	90	8,789,342	6.13
55.01 - 60.00	113	10,596,248	7.39
60.01 - 65.00	114	11,308,250	7.89
65.01 - 70.00	155	18,011,757	12.56
70.01 - 75.00	132	18,602,390	12.97
75.01 - 80.00	173	21,056,167	14.68
80.01 - 85.00	151	18,299,058	12.76
85.01 - 90.00	125	13,972,509	9.74
90.01 - 95.00	51	4,593,376	3.20
95.01 – 100.00	21	1,905,220	1.33
Greater than or equal to 100.01	6	421,908	0.29
Total:	**1,440**	**143,403,292**	**100.00**

*Current CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the minimum of the original appraisal value and the purchase price.

Current Updated Combined Loan-to-Value Ratios*

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	694	56,016,572	39.06
50.01 - 55.00	98	11,871,484	8.28
55.01 - 60.00	56	6,887,294	4.80
60.01 - 65.00	45	6,046,785	4.22
65.01 - 70.00	52	7,077,578	4.94
70.01 - 75.00	44	7,080,247	4.94
75.01 - 80.00	55	7,205,116	5.02
80.01 - 85.00	37	5,907,849	4.12
85.01 - 90.00	34	5,721,224	3.99
90.01 - 95.00	29	4,169,865	2.91
95.01 – 100.00	23	2,444,603	1.70
Greater than or equal to 100.01	60	8,126,306	5.67
No Update	213	14,848,370	10.35
Total:	**1,440**	**143,403,292**	**100.00**

*Current Updated CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO nor an AVM was available, no Current Updated CLTV was recorded. For purposes of Calculating Current Updated CLTV's, a BPO was used for 34.46% of the Mortgage Loans by balance and an AVM was used for 55.19% of the Mortgage Loans by balance. A Current Updated CLTV was not recorded for the remaining 10.35% of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Current FICO Score

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Not Available	14	1,429,225	1.00
Less than or equal to 499	97	12,162,200	8.48
500 - 524	143	16,084,910	11.22
525 - 549	178	21,136,032	14.74
550 - 574	172	20,307,525	14.16
575 - 599	142	14,326,668	9.99
600 - 624	104	10,104,215	7.05
625 - 649	144	14,006,937	9.77
650 - 674	94	7,656,665	5.34
675 - 699	84	8,747,290	6.10
700 - 724	62	4,591,704	3.20
725 - 749	67	4,614,947	3.22
750 - 774	44	2,683,231	1.87
775 - 799	44	2,792,307	1.95
Greater than or equal to 800	51	2,759,436	1.92
Total:	**1,440**	**143,403,292**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Massachusetts	378	29,257,083	20.40
Connecticut	179	15,940,027	11.12
New York	128	12,985,626	9.06
California	48	10,482,297	7.31
Texas	55	9,303,399	6.49
New Jersey	77	7,867,359	5.49
Florida	60	5,824,654	4.06
Pennsylvania	39	5,214,847	3.64
New Hampshire	100	4,869,777	3.40
Maryland	23	3,551,158	2.48
Georgia	26	3,510,466	2.45
Illinois	27	3,375,799	2.35
Rhode Island	38	2,744,121	1.91
North Carolina	20	2,690,177	1.88
Utah	14	2,012,103	1.40
Washington	10	1,821,185	1.27
Ohio	18	1,774,539	1.24
Michigan	12	1,442,405	1.01
Colorado	12	1,425,121	0.99
Virginia	8	1,361,864	0.95
Oregon	11	1,293,096	0.90
Nevada	7	1,276,129	0.89
Missouri	13	1,252,180	0.87
Arizona	11	1,099,581	0.77
Maine	22	1,092,829	0.76
Tennessee	13	1,091,561	0.76
New Mexico	7	1,043,362	0.73
Minnesota	5	1,014,069	0.71
Indiana	12	968,964	0.68
Oklahoma	7	923,819	0.64
Kansas	9	752,647	0.52
Idaho	7	672,292	0.47
Alabama	8	628,009	0.44
South Carolina	8	482,430	0.34
Mississippi	1	449,555	0.31
Vermont	6	286,801	0.20
Kentucky	4	260,938	0.18
Hawaii	2	248,517	0.17
West Virginia	3	177,551	0.12
Iowa	2	167,859	0.12

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Delaware	2	163,251	0.11
Arkansas	2	148,651	0.10
South Dakota	1	145,338	0.10
Wisconsin	2	139,460	0.10
District of Columbia	2	139,218	0.10
Nebraska	1	31,177	0.02
Total:	**1,440**	**143,403,292**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Unknown	929	69,677,297	48.59
Full	346	51,523,877	35.93
Reduced	52	7,589,623	5.29
Stated Documentation	55	7,588,494	5.29
Limited	16	2,861,463	2.00
FULL/ALT	15	1,521,833	1.06
No Documentation	11	1,244,330	0.87
NINA	4	611,121	0.43
Alternative	8	533,337	0.37
No Income Verifier	4	251,916	0.18
Total:	**1,440**	**143,403,292**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	1,265	131,415,537	91.64
Investment	155	10,341,945	7.21
Second Home	20	1,645,811	1.15
Total:	**1,440**	**143,403,292**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	777	69,178,676	48.24
Refinance - Rate Term	294	36,439,939	25.41
Refinance - Cashout	283	31,257,245	21.80
Unknown	84	6,326,840	4.41
Home Improvement	2	200,592	0.14
Total:	**1,440**	**143,403,292**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	1,066	108,493,081	75.66
2-4 Family	127	13,036,824	9.09
Condo	182	10,907,890	7.61
PUD	46	9,386,841	6.55
Manufactured Housing	14	1,022,196	0.71
Townhouse	4	443,349	0.31
Multifamily	1	113,111	0.08
Total:	**1,440**	**143,403,292**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
August 2004	2	130,686	0.21
September 2004	54	3,825,460	6.25
October 2004	41	3,106,861	5.07
November 2004	54	4,657,761	7.61
December 2004	65	4,990,686	8.15
January 2005	61	5,660,228	9.24
February 2005	47	6,162,320	10.06
March 2005	28	2,467,551	4.03
April 2005	43	3,325,752	5.43
May 2005	46	3,717,841	6.07
June 2005	41	2,989,941	4.88
July 2005	62	5,294,123	8.64
August 2005	49	5,494,921	8.97
September 2005	28	3,817,239	6.23
October 2005	13	1,280,372	2.09
November 2005	1	449,555	0.73
December 2005	2	145,233	0.24
March 2006	3	275,833	0.45
April 2006	2	92,101	0.15
May 2006	2	283,463	0.46
June 2006	2	107,082	0.17
July 2006	3	574,741	0.94
August 2006	3	236,239	0.39
September 2006	1	23,555	0.04
October 2006	2	206,487	0.34
November 2006	4	386,599	0.63
December 2006	1	62,484	0.10
January 2007	1	112,784	0.18
March 2007	2	89,532	0.15
April 2007	1	23,031	0.04
May 2007	3	195,790	0.32
June 2007	2	147,467	0.24
July 2007	5	324,783	0.53
August 2007	3	85,015	0.14
January 2008	1	71,392	0.12
May 2008	1	98,212	0.16
June 2008	3	157,240	0.26
July 2008	1	19,835	0.03
August 2008	1	131,628	0.21
April 2009	1	20,255	0.03
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
¯2.000 - ¯1.501	2	37,594	0.06
¯1.000 - ¯0.501	2	52,530	0.09
¯0.500 - ¯0.001	7	335,930	0.55
0.000 - 0.499	18	699,242	1.14
0.500 - 0.999	1	67,930	0.11
1.000 - 1.499	7	283,315	0.46
1.500 - 1.999	19	1,392,349	2.27
2.000 - 2.499	42	2,214,225	3.62
2.500 - 2.999	278	22,728,497	37.11
3.000 - 3.499	86	6,620,254	10.81
3.500 - 3.999	37	1,850,992	3.02
4.000 - 4.499	4	197,607	0.32
4.500 - 4.999	1	71,392	0.12
5.000 - 5.499	17	2,173,483	3.55
5.500 - 5.999	32	4,943,941	8.07
6.000 - 6.499	49	7,406,230	12.09
6.500 - 6.999	27	4,256,230	6.95
7.000 - 7.499	39	4,197,916	6.85
7.500 - 7.999	4	562,560	0.92
8.000 - 8.499	7	660,381	1.08
8.500 - 8.999	4	328,584	0.54
9.000 - 9.499	2	160,898	0.26
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
9.000 - 9.499	1	24,357	0.04
9.500 - 9.999	9	803,835	1.31
10.000 - 10.499	4	238,480	0.39
10.500 - 10.999	14	1,270,734	2.07
11.000 - 11.499	12	1,056,690	1.73
11.500 - 11.999	21	2,065,187	3.37
12.000 - 12.499	23	2,292,798	3.74
12.500 - 12.999	34	2,701,569	4.41
13.000 - 13.499	41	4,862,389	7.94
13.500 - 13.999	70	6,735,992	11.00
14.000 - 14.499	68	7,296,002	11.91
14.500 - 14.999	78	6,852,386	11.19
15.000 - 15.499	71	4,506,404	7.36
15.500 - 15.999	72	7,472,327	12.20
16.000 - 16.499	48	3,733,600	6.10
16.500 - 16.999	33	3,210,154	5.24
17.000 - 17.499	23	1,805,497	2.95
17.500 - 17.999	19	1,728,983	2.82
18.000 - 18.499	9	863,559	1.41
18.500 - 18.999	4	280,502	0.46
19.000 - 19.499	2	99,469	0.16
19.500 - 19.999	3	57,897	0.09
27.500 - 27.999	2	48,263	0.08
28.000 - 28.499	3	94,053	0.15
28.500 - 28.999	1	56,804	0.09
No Cap	20	1,084,147	1.77
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000 - 1.499	3	147,304	0.24
1.500 - 1.999	5	424,083	0.69
2.000 - 2.499	4	209,751	0.34
2.500 - 2.999	16	1,426,367	2.33
3.000 - 3.499	17	1,053,448	1.72
3.500 - 3.999	77	7,928,970	12.95
4.000 - 4.499	127	9,636,541	15.74
4.500 - 4.999	66	4,464,434	7.29
5.000 - 5.499	71	4,262,127	6.96
5.500 - 5.999	33	1,425,193	2.33
6.000 - 6.499	37	3,703,264	6.05
6.500 - 6.999	31	2,642,288	4.31
7.000 - 7.499	24	3,086,657	5.04
7.500 - 7.999	28	3,595,244	5.87
8.000 - 8.499	21	2,411,304	3.94
8.500 - 8.999	24	2,766,926	4.52
9.000 - 9.499	27	3,562,700	5.82
9.500 - 9.999	13	1,942,391	3.17
10.000 - 10.499	22	2,208,000	3.61
10.500 - 10.999	6	929,576	1.52
11.000 - 11.499	21	2,329,415	3.80
11.500 - 11.999	4	517,291	0.84
12.000 - 12.499	7	474,908	0.78
13.000 - 13.499	1	93,896	0.15
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.001 - 1.000	134	14,293,296	23.34
1.001 - 2.000	464	38,224,175	62.41
2.001 - 3.000	64	6,732,896	10.99
3.001 - 4.000	16	1,224,843	2.00
4.001 - 5.000	4	427,794	0.70
5.001 - 6.000	3	339,075	0.55
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.000 - 0.999	10	866,334	1.41
1.000 - 1.999	225	26,324,117	42.98
2.000 - 2.999	410	31,455,980	51.36
3.000 - 3.999	24	1,429,951	2.33
4.000 - 4.999	14	1,114,854	1.82
6.000 - 6.999	2	50,841	0.08
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	35,274	0.06
4.500 - 4.999	1	79,180	0.13
5.000 - 5.499	8	932,554	1.52
5.500 - 5.999	12	1,018,347	1.66
6.000 - 6.499	83	10,360,489	16.92
6.500 - 6.999	17	1,413,141	2.31
7.000 - 7.499	152	18,307,747	29.89
7.500 - 7.999	25	1,965,579	3.21
8.000 - 8.499	43	3,156,978	5.15
8.500 - 8.999	41	2,221,332	3.63
9.000 - 9.499	53	3,814,922	6.23
9.500 - 9.999	50	4,689,964	7.66
10.000 - 10.499	67	4,433,153	7.24
10.500 - 10.999	27	2,664,777	4.35
11.000 - 11.499	29	1,986,478	3.24
11.500 - 11.999	20	1,164,931	1.90
12.000 - 12.499	15	979,221	1.60
12.500 - 12.999	5	339,859	0.55
13.000 - 13.499	5	220,535	0.36
13.500 - 13.999	1	95,416	0.16
14.000 - 14.499	2	39,920	0.07
14.500 - 14.999	1	21,813	0.04
15.000 - 15.499	1	17,200	0.03
22.000 - 22.499	1	27,906	0.05
23.000 - 23.499	2	40,506	0.07
23.500 - 23.999	1	56,804	0.09
24.000 - 24.499	2	73,904	0.12
No Cap	20	1,084,147	1.77
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	1,317	127,707,018	89.05
12	3	1,227,630	0.86
24	71	8,852,059	6.17
36	42	5,046,368	3.52
60	7	570,217	0.40
Total:	**1,440**	**143,403,292**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

SUMMARY – FIXED RATE POOL*

Number of Mortgage Loans:	755	Index Type:	
Aggregate Principal Balance:	$82,161,214	Fixed Rate:	100.00%
Average Original Principal Balance::	$128,615	Property Type:	
Average Current Principal Balance:	$108,823	Single Family:	72.94%
Range:	$1,161 - $730,652	2-4 Family:	11.06%
W.A. Coupon:	7.891%	PUD:	9.44%
Range:	4.63% - 16.75%	Condo:	5.45%
W.A. Remaining Term (months):	250	Manufactured Housing:	0.43%
Range:	8 – 352	Townhouse:	0.54%
W.A. Seasoning: (months)	89	Multi-family:	0.14%
Latest Maturity Date:	October 1, 2033	Occupancy Status:	
State Concentration (Greater than 5%):		Primary:	95.46%
Massachusetts:	16.17%	Investment:	3.23%
New York:	11.50%	Second Home:	1.30%
Texas:	9.29%	Cashflow Velocity:	
Connecticut:	8.63%	1 Month:	118.05%
New Jersey:	8.50%	3 Month:	118.16%
California:	6.03%	5 Month:	116.13%
Florida:	5.35%	Non-Zero W.A. Prepayment Penalty – Term (months):	30
Pennsylvania:	5.33%	Loans with Prepay Penalties:	3.97%
W.A. Current Combined LTV(1):	71.52%	Loans with Primary Mortgage Insurance	16.33%
W.A. Current Updated Combined LTV(2):	60.06%		
First Liens:	99.33%		
Second Liens:	0.67%		
Non-Balloon Loans:	96.82%		
Non-Zero Current W.A. FICO Score:	582		
Loans in Bankruptcy:	11.74%		
Delinquency:			
Current:	79.34%		
30-59 Days:	5.71%		
60+ Days:	14.95%		

1. Current CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the minimum of the original appraisal value and the purchase price.

2. Current Updated CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO nor an AVM was available, no Current Updated CLTV was recorded. For purposes of Calculating Current Updated CLTV's, a BPO was used for 34.46% of the Mortgage Loans by balance and an AVM was used for 55.19% of the Mortgage Loans by balance. A Current Updated CLTV was not recorded for the remaining 10.35% of the Mortgage Loans.

* Collateral Information as of the August 1, 2004 Statistical Cut-Off Date.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	755	82,161,214	100.00
Total:	**755**	**82,161,214**	**100.00**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0 - 29	616	65,185,536	79.34
30 - 59	42	4,691,395	5.71
60 - 89	14	2,557,965	3.11
90 - 119	13	1,184,679	1.44
Greater than or equal to 120	70	8,541,640	10.40
Total:	**755**	**82,161,214**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	132	4,954,022	5.10
50,000.01 - 100,000.00	298	21,642,949	22.29
100,000.01 - 150,000.00	132	16,335,361	16.82
150,000.01 - 200,000.00	54	9,333,618	9.61
200,000.01 - 250,000.00	42	9,713,815	10.00
250,000.01 - 300,000.00	38	10,463,707	10.78
300,000.01 - 350,000.00	22	7,138,550	7.35
350,000.01 - 400,000.00	15	5,715,100	5.89
400,000.01 - 450,000.00	3	1,292,800	1.33
450,000.01 - 500,000.00	8	3,901,250	4.02
500,000.01 - 550,000.00	5	2,643,000	2.72
550,000.01 - 600,000.00	2	1,194,000	1.23
600,000.01 - 650,000.00	2	1,269,900	1.31
700,000.01 - 750,000.00	1	718,000	0.74
750,000.01 - 800,000.00	1	787,900	0.81
Total:	**755**	**97,103,972**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	209	6,517,873	7.93
50,000.01 - 100,000.00	272	19,236,600	23.41
100,000.01 - 150,000.00	113	13,868,898	16.88
150,000.01 - 200,000.00	49	8,694,517	10.58
200,000.01 - 250,000.00	42	9,438,768	11.49
250,000.01 - 300,000.00	27	7,298,466	8.88
300,000.01 - 350,000.00	16	5,169,956	6.29
350,000.01 - 400,000.00	14	5,219,631	6.35
400,000.01 - 450,000.00	5	2,179,521	2.65
450,000.01 - 500,000.00	3	1,447,606	1.76
550,000.01 - 600,000.00	2	1,142,613	1.39
600,000.01 - 650,000.00	2	1,216,114	1.48
700,000.01 - 750,000.00	1	730,652	0.89
Total:	**755**	**82,161,214**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 60	57	1,804,860	2.20
61 - 120	72	5,381,566	6.55
121 - 180	45	3,580,496	4.36
181 - 240	169	17,648,093	21.48
241 - 300	349	44,640,959	54.33
301 - 360	63	9,105,240	11.08
Total:	**755**	**82,161,214**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Seasoning

Months Seasoned	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 - 36	62	6,657,317	8.10
37 – 60	48	5,340,690	6.50
61 - 120	403	50,261,765	61.17
121 - 180	193	18,700,760	22.76
181 - 240	20	726,630	0.88
241 - 300	12	257,256	0.31
301 - 360	17	216,795	0.26
Total:	**755**	**82,161,214**	**100.00**

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	96,858	0.12
5.000 - 5.499	4	333,659	0.41
5.500 - 5.999	5	1,019,164	1.24
6.000 - 6.499	58	4,937,667	6.01
6.500 - 6.999	89	8,995,102	10.95
7.000 - 7.499	130	17,373,361	21.15
7.500 - 7.999	130	21,233,229	25.84
8.000 - 8.499	63	6,862,140	8.35
8.500 - 8.999	80	7,150,482	8.70
9.000 - 9.499	42	3,791,510	4.61
9.500 - 9.999	50	4,310,579	5.25
10.000 - 10.499	31	2,724,744	3.32
10.500 - 10.999	25	1,385,928	1.69
11.000 - 11.499	14	760,494	0.93
11.500 - 11.999	8	358,279	0.44
12.000 - 12.499	7	260,062	0.32
12.500 - 12.999	8	269,232	0.33
13.000 - 13.499	3	96,178	0.12
13.500 - 13.999	4	123,523	0.15
15.000 - 15.499	1	26,679	0.03
15.500 - 15.999	1	39,463	0.05
16.500 - 16.999	1	12,882	0.02
Total:	**755**	**82,161,214**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Current Combined Loan-to-Value Ratios*

Current Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	133	7,191,335	8.75
50.01 - 55.00	24	2,678,425	3.26
55.01 - 60.00	35	5,228,777	6.36
60.01 - 65.00	52	5,912,578	7.20
65.01 - 70.00	90	10,780,782	13.12
70.01 - 75.00	89	13,601,257	16.55
75.01 - 80.00	87	11,105,813	13.52
80.01 - 85.00	93	10,941,524	13.32
85.01 - 90.00	92	9,731,030	11.84
90.01 - 95.00	45	4,053,023	4.93
95.01 – 100.00	15	936,670	1.14
Total:	**755**	**82,161,214**	**100.00**

*Current CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the minimum of the original appraisal value and the purchase price.

Current Updated Combined Loan-to-Value Ratios*

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	383	33,062,447	40.24
50.01 - 55.00	68	8,982,868	10.93
55.01 - 60.00	41	5,443,637	6.63
60.01 - 65.00	34	4,479,926	5.45
65.01 - 70.00	36	4,877,197	5.94
70.01 - 75.00	25	3,810,898	4.64
75.01 - 80.00	27	4,342,779	5.29
80.01 - 85.00	20	3,477,095	4.23
85.01 - 90.00	17	3,167,533	3.86
90.01 - 95.00	17	2,088,636	2.54
95.01 – 100.00	11	796,137	0.97
Greater than or equal to 100.01	29	4,418,866	5.38
No Update	47	3,213,195	3.91
Total:	**755**	**82,161,214**	**100.00**

*Current Updated CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO nor an AVM was available, no Current Updated CLTV was recorded. For purposes of Calculating Current Updated CLTV's, a BPO was used for 34.46% of the Mortgage Loans by balance and an AVM was used for 55.19% of the Mortgage Loans by balance. A Current Updated CLTV was not recorded for the remaining 10.35% of the Mortgage Loans.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Current FICO Score

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	9	880,178	1.07
Less than or equal to 499	58	7,737,133	9.42
500 – 524	91	9,928,480	12.08
525 - 549	109	13,057,123	15.89
550 - 574	113	14,926,968	18.17
575 - 599	87	9,082,806	11.05
600 - 624	57	6,107,439	7.43
625 - 649	58	5,783,486	7.04
650 - 674	46	3,821,364	4.65
675 - 699	35	4,021,249	4.89
700 - 724	28	2,372,048	2.89
725 - 749	19	1,551,624	1.89
750 - 774	16	1,069,489	1.30
775 - 799	15	1,085,716	1.32
Grater than or equal to 800	14	736,112	0.90
Total:	**755**	**82,161,214**	**100.00**

Geographic Distribution of the Mortgage Loans

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Massachusetts	159	13,282,761	16.17
New York	89	9,444,478	11.50
Texas	40	7,633,582	9.29
Connecticut	82	7,092,531	8.63
New Jersey	71	6,985,304	8.50
California	25	4,951,279	6.03
Florida	49	4,394,864	5.35
Pennsylvania	29	4,375,199	5.33
Maryland	19	3,019,707	3.68
Georgia	15	2,195,275	2.67
North Carolina	12	1,707,150	2.08
Rhode Island	23	1,702,709	2.07
Utah	10	1,557,539	1.90
Ohio	8	1,189,566	1.45
Nevada	4	962,569	1.17
Arizona	9	960,942	1.17
Illinois	8	911,792	1.11
Virginia	7	865,680	1.05
New Mexico	4	777,877	0.95

DESCRIPTION OF THE FIXED RATE COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Colorado	7	756,579	0.92
Minnesota	3	628,593	0.77
Tennessee	7	572,440	0.70
Washington	4	560,205	0.68
Oregon	4	549,933	0.67
Missouri	5	517,286	0.63
Oklahoma	4	503,624	0.61
South Carolina	8	482,430	0.59
Alabama	6	470,600	0.57
Michigan	4	428,849	0.52
Maine	7	418,636	0.51
Indiana	6	348,227	0.42
Idaho	3	271,751	0.33
Hawaii	2	248,517	0.30
New Hampshire	7	246,510	0.30
Kentucky	3	219,095	0.27
Vermont	2	187,245	0.23
Delaware	2	163,251	0.20
South Dakota	1	145,338	0.18
Wisconsin	2	139,460	0.17
District of Columbia	2	139,218	0.17
Iowa	1	98,288	0.12
Nebraska	1	31,177	0.04
Kansas	1	23,156	0.03
Total:	**755**	**82,161,214**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	223	35,886,670	43.68
Unknown	427	33,353,323	40.59
Reduced	45	6,833,576	8.32
FULL/ALT	15	1,521,833	1.85
Stated Documentation	15	1,305,866	1.59
No Documentation	10	1,199,415	1.46
Limited	5	732,149	0.89
NINA	4	611,121	0.74
Alternative	8	533,337	0.65
No Income Verifier	3	183,924	0.22
Total:	**755**	**82,161,214**	**100.00**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	707	78,434,241	95.46
Investment	37	2,656,458	3.23
Second Home	11	1,070,515	1.30
Total:	**755**	**82,161,214**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	428	41,676,323	50.73
Refinance - Rate Term	163	24,097,043	29.33
Refinance - Cashout	139	14,411,000	17.54
Unknown	25	1,976,848	2.41
Total:	**755**	**82,161,214**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	557	59,930,341	72.94
2-4 Family	91	9,089,103	11.06
PUD	36	7,756,312	9.44
Condo	61	4,476,477	5.45
Townhouse	4	443,349	0.54
Manufactured Housing	5	352,521	0.43
Multifamily	1	113,111	0.14
Total:	**755**	**82,161,214**	**100.00**

Original Prepayment Charge Term

Original Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	720	78,897,664	96.03
12	2	735,210	0.89
24	13	499,614	0.61
36	17	1,867,289	2.27
60	3	161,436	0.20
Total:	**755**	**82,161,214**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

SUMMARY – ADJUSTABLE RATE POOL*			
Number of Mortgage Loans:	685	Index Type:	
Aggregate Principal Balance:	$61,242,078	1 Year CMT:	47.74%
Average Original Principal Balance::	$112,718	6 Month LIBOR:	40.59%
Average Current Principal Balance:	$89,404	3 Year CMT:	7.25%
Range:	$4,836 - $712,213	FHLBB Contract Rate:	2.26%
W.A. Coupon:	6.304%	5 Year CMT:	2.16%
Range:	2.22% - 12.00%	W.A. Initial Periodic Cap:	1.90%
W.A. Gross Margin:	4.148%	W.A. Subsequent Periodic Cap:	1.69%
Range:	-1.92% - 9.38%	W.A. Lifetime Rate Cap:	8.11%
W.A. Remaining Term (months):	249	Property Type:	
Range:	3 – 357	Single Family:	79.30%
W.A. Seasoning: (months)	110	Condo:	10.50%
Latest Maturity Date:	October 1, 2033	2-4 Family:	6.45%
State Concentration (Greater than 5%):		PUD:	2.66%
Massachusetts:	26.08%	Manufactured Housing:	1.09%
Connecticut:	14.45%	Occupancy Status:	
California:	9.03%	Primary:	86.51%
New Hampshire:	7.55%	Investment:	12.55%
New York:	5.78%	Second Home:	0.94%
W.A. Current Combined LTV[1]:	67.21%	Cashflow Velocity:	
W.A. Current Updated Combined LTV[2]:	58.58%	1 Month:	115.46%
First Liens:	100.00%	3 Month:	112.28%
Second Liens:	0.00%	5 Month:	115.03%
Non-Balloon Loans:	100.00%	Non-Zero W.A. Prepayment Penalty – Term (months):	28
Non-Zero Current W.A. FICO Score:	613	Loans with Prepay Penalties:	20.30%
Loans in Bankruptcy:	7.63%	Loans with Primary Mortgage Insurance	8.47%
Delinquency:			
Current:	81.71%		
30-59 Days:	4.63%		
60+ Days:	13.67%		

1. Current CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the minimum of the original appraisal value and the purchase price.

2. Current Updated CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO nor an AVM was available, no Current Updated CLTV was recorded. For purposes of Calculating Current Updated CLTV's, a BPO was used for 34.46% of the Mortgage Loans by balance and an AVM was used for 55.19% of the Mortgage Loans by balance. A Current Updated CLTV was not recorded for the remaining 10.35% of the Mortgage Loans.

* Collateral Information as of the August 1, 2004 Statistical Cut-Off Date.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM	685	61,242,078	100.00
Total:	**685**	**61,242,078**	**100.00**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0 - 29	589	50,038,083	81.71
30 - 59	31	2,833,547	4.63
60 - 89	8	617,227	1.01
90 - 119	11	1,311,661	2.14
Greater than or equal to 120	46	6,441,561	10.52
Total:	**685**	**61,242,078**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	107	4,222,980	5.47
50,000.01 - 100,000.00	314	23,463,559	30.39
100,000.01 - 150,000.00	132	15,741,417	20.39
150,000.01 - 200,000.00	56	9,824,650	12.72
200,000.01 - 250,000.00	23	5,190,610	6.72
250,000.01 - 300,000.00	19	5,181,326	6.71
300,000.01 - 350,000.00	19	6,247,650	8.09
350,000.01 - 400,000.00	4	1,573,017	2.04
400,000.01 - 450,000.00	2	888,000	1.15
450,000.01 - 500,000.00	6	2,923,749	3.79
500,000.01 - 550,000.00	1	532,000	0.69
600,000.01 - 650,000.00	1	623,000	0.81
750,000.01 - 800,000.00	1	800,000	1.04
Total:	**685**	**77,211,958**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	231	7,327,775	11.97
50,000.01 - 100,000.00	274	19,637,883	32.07
100,000.01 - 150,000.00	79	9,281,422	15.16
150,000.01 - 200,000.00	44	7,608,780	12.42
200,000.01 - 250,000.00	17	3,872,949	6.32
250,000.01 - 300,000.00	21	5,560,948	9.08
300,000.01 - 350,000.00	6	1,953,777	3.19
350,000.01 - 400,000.00	4	1,534,984	2.51
400,000.01 - 450,000.00	2	898,885	1.47
450,000.01 - 500,000.00	6	2,852,461	4.66
700,000.01 - 750,000.00	1	712,213	1.16
Total:	**685**	**61,242,078**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 60	32	617,533	1.01
61 - 120	50	2,223,060	3.63
121 - 180	237	15,897,183	25.96
181 - 240	128	10,487,876	17.13
241 - 300	76	8,237,868	13.45
301 - 360	162	23,778,558	38.83
Total:	**685**	**61,242,078**	**100.00**

Seasoning

Months Seasoned	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 - 36	136	19,874,125	32.45
37 – 60	27	3,158,097	5.16
61 - 120	79	8,545,480	13.95
121 - 180	148	12,215,827	19.95
181 - 240	269	16,657,981	27.20
241 - 300	25	773,633	1.26
301 - 360	1	16,937	0.03
Total:	**685**	**61,242,078**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	53,448	0.09
2.500 - 2.999	7	299,582	0.49
3.000 - 3.499	12	555,244	0.91
3.500 - 3.999	91	7,869,607	12.85
4.000 - 4.499	172	14,058,225	22.96
4.500 - 4.999	52	3,534,994	5.77
5.000 - 5.499	53	3,223,813	5.26
5.500 - 5.999	33	1,697,174	2.77
6.000 - 6.499	37	3,910,858	6.39
6.500 - 6.999	32	2,694,621	4.40
7.000 - 7.499	26	3,052,029	4.98
7.500 - 7.999	29	3,726,840	6.09
8.000 - 8.499	16	2,452,980	4.01
8.500 - 8.999	34	4,424,383	7.22
9.000 - 9.499	18	1,914,975	3.13
9.500 - 9.999	16	2,057,326	3.36
10.000 - 10.499	16	1,318,757	2.15
10.500 - 10.999	16	1,740,961	2.84
11.000 - 11.499	11	1,486,451	2.43
11.500 - 11.999	9	861,549	1.41
12.000 - 12.499	4	308,260	0.50
Total:	**685**	**61,242,078**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Current Combined Loan-to-Value Ratios*

Current Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	176	8,655,731	14.13
50.01 - 55.00	66	6,110,918	9.98
55.01 - 60.00	78	5,367,471	8.76
60.01 - 65.00	62	5,395,672	8.81
65.01 - 70.00	65	7,230,975	11.81
70.01 - 75.00	43	5,001,133	8.17
75.01 - 80.00	86	9,950,354	16.25
80.01 - 85.00	58	7,357,534	12.01
85.01 - 90.00	33	4,241,479	6.93
90.01 - 95.00	6	540,353	0.88
95.01 – 100.00	6	968,550	1.58
Greater than or equal to 100.01	6	421,908	0.69
Total:	**685**	**61,242,078**	**100.00**

*Current CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the minimum of the original appraisal value and the purchase price.

Current Updated Combined Loan-to-Value Ratios*

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	311	22,954,125	37.48
50.01 - 55.00	30	2,888,616	4.72
55.01 - 60.00	15	1,443,657	2.36
60.01 - 65.00	11	1,566,859	2.56
65.01 - 70.00	16	2,200,381	3.59
70.01 - 75.00	19	3,269,349	5.34
75.01 - 80.00	28	2,862,337	4.67
80.01 - 85.00	17	2,430,754	3.97
85.01 - 90.00	17	2,553,691	4.17
90.01 - 95.00	12	2,081,229	3.40
95.01 – 100.00	12	1,648,466	2.69
Greater than or equal to 100.01	31	3,707,440	6.05
No Update	166	11,635,175	19.00
Total:	**685**	**61,242,078**	**100.00**

*Current Updated CLTV's are calculated by taking the UPB as of the statistical cut-off date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. If neither a BPO nor an AVM was available, no Current Updated CLTV was recorded. For purposes of Calculating Current Updated CLTV's, a BPO was used for 34.46% of the Mortgage Loans by balance and an AVM was used for 55.19% of the Mortgage Loans by balance. A Current Updated CLTV was not recorded for the remaining 10.35% of the Mortgage Loans.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Current FICO Score

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	5	549,046	0.90
Less than or equal to 499	39	4,425,067	7.23
500 – 524	52	6,156,430	10.05
525 - 549	69	8,078,909	13.19
550 - 574	59	5,380,557	8.79
575 - 599	55	5,243,862	8.56
600 - 624	47	3,996,776	6.53
625 - 649	86	8,223,451	13.43
650 - 674	48	3,835,302	6.26
675 - 699	49	4,726,041	7.72
700 - 724	34	2,219,656	3.62
725 - 749	48	3,063,323	5.00
750 - 774	28	1,613,743	2.64
775 - 799	29	1,706,591	2.79
Grater than or equal to 800	37	2,023,324	3.30
Total:	**685**	**61,242,078**	**100.00**

Geographic Distribution of the Mortgage Loans

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Massachusetts	219	15,974,321	26.08
Connecticut	97	8,847,496	14.45
California	23	5,531,018	9.03
New Hamp shire	93	4,623,267	7.55
New York	39	3,541,148	5.78
Illinois	19	2,464,007	4.02
Texas	15	1,669,817	2.73
Florida	11	1,429,789	2.33
Georgia	11	1,315,191	2.15
Washington	6	1,260,979	2.06
Rhode Island	15	1,041,412	1.70
Michigan	8	1,013,556	1.65
North Ca rolina	8	983,027	1.61
New Jersey	6	882,055	1.44
Pennsylvania	10	839,649	1.37
Oregon	7	743,163	1.21
Missouri	8	734,894	1.20
Kansas	8	729,492	1.19

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Maine	15	674,193	1.10
Colorado	5	668,543	1.09
Indiana	6	620,736	1.01
Ohio	10	584,973	0.96
Maryland	4	531,452	0.87
Tennessee	6	519,120	0.85
Virginia	1	496,184	0.81
Utah	4	454,564	0.74
Mississippi	1	449,555	0.73
Oklahoma	3	420,195	0.69
Idaho	4	400,541	0.65
Minnesota	2	385,476	0.63
Nevada	3	313,560	0.51
New Mexico	3	265,486	0.43
West Virginia	3	177,551	0.29
Alabama	2	157,409	0.26
Arkansas	2	148,651	0.24
Arizona	2	138,638	0.23
Vermont	4	99,556	0.16
Iowa	1	69,571	0.11
Kentucky	1	41,844	0.07
Total:	**685**	**61,242,078**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Unknown	502	36,323,974	59.31
Full	123	15,637,207	25.53
Stated Documentation	40	6,282,629	10.26
Limited	11	2,129,314	3.48
Reduced	7	756,047	1.23
No Income Verifier	1	67,993	0.11
No Documentation	1	44,915	0.07
Total:	**685**	**61,242,078**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	558	52,981,295	86.51
Investment	118	7,685,487	12.55
Second Home	9	575,296	0.94
Total:	**685**	**61,242,078**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	349	27,502,353	44.91
Refinance - Cashout	144	16,846,245	27.51
Refinance - Rate Term	131	12,342,896	20.15
Unknown	59	4,349,992	7.10
Home Improvement	2	200,592	0.33
Total:	**685**	**61,242,078**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	509	48,562,740	79.30
Condo	121	6,431,413	10.50
2-4 Family	36	3,947,722	6.45
PUD	10	1,630,529	2.66
Manufactured Housing	9	669,674	1.09
Total:	**685**	**61,242,078**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
August 2004	2	130,686	0.21
September 2004	54	3,825,460	6.25
October 2004	41	3,106,861	5.07
November 2004	54	4,657,761	7.61
December 2004	65	4,990,686	8.15
January 2005	61	5,660,228	9.24
February 2005	47	6,162,320	10.06
March 2005	28	2,467,551	4.03
April 2005	43	3,325,752	5.43
May 2005	46	3,717,841	6.07
June 2005	41	2,989,941	4.88
July 2005	62	5,294,123	8.64
August 2005	49	5,494,921	8.97
September 2005	28	3,817,239	6.23
October 2005	13	1,280,372	2.09
November 2005	1	449,555	0.73
December 2005	2	145,233	0.24
March 2006	3	275,833	0.45
April 2006	2	92,101	0.15
May 2006	2	283,463	0.46
June 2006	2	107,082	0.17
July 2006	3	574,741	0.94
August 2006	3	236,239	0.39
September 2006	1	23,555	0.04
October 2006	2	206,487	0.34
November 2006	4	386,599	0.63
December 2006	1	62,484	0.10
January 2007	1	112,784	0.18
March 2007	2	89,532	0.15
April 2007	1	23,031	0.04
May 2007	3	195,790	0.32
June 2007	2	147,467	0.24
July 2007	5	324,783	0.53
August 2007	3	85,015	0.14
January 2008	1	71,392	0.12
May 2008	1	98,212	0.16
June 2008	3	157,240	0.26
July 2008	1	19,835	0.03
August 2008	1	131,628	0.21
April 2009	1	20,255	0.03
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
-2.000 - -1.501	2	37,594	0.06
-1.000 - -0.501	2	52,530	0.09
-0.500 - -0.001	7	335,930	0.55
0.000 - 0.499	18	699,242	1.14
0.500 - 0.999	1	67,930	0.11
1.000 - 1.499	7	283,315	0.46
1.500 - 1.999	19	1,392,349	2.27
2.000 - 2.499	42	2,214,225	3.62
2.500 - 2.999	278	22,728,497	37.11
3.000 - 3.499	86	6,620,254	10.81
3.500 - 3.999	37	1,850,992	3.02
4.000 - 4.499	4	197,607	0.32
4.500 - 4.999	1	71,392	0.12
5.000 - 5.499	17	2,173,483	3.55
5.500 - 5.999	32	4,943,941	8.07
6.000 - 6.499	49	7,406,230	12.09
6.500 - 6.999	27	4,256,230	6.95
7.000 - 7.499	39	4,197,916	6.85
7.500 - 7.999	4	562,560	0.92
8.000 - 8.499	7	660,381	1.08
8.500 - 8.999	4	328,584	0.54
9.000 - 9.499	2	160,898	0.26
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
9.000 - 9.499	1	24,357	0.04
9.500 - 9.999	9	803,835	1.31
10.000 - 10.499	4	238,480	0.39
10.500 - 10.999	14	1,270,734	2.07
11.000 - 11.499	12	1,056,690	1.73
11.500 - 11.999	21	2,065,187	3.37
12.000 - 12.499	23	2,292,798	3.74
12.500 - 12.999	34	2,701,569	4.41
13.000 - 13.499	41	4,862,389	7.94
13.500 - 13.999	70	6,735,992	11.00
14.000 - 14.499	68	7,296,002	11.91
14.500 - 14.999	78	6,852,386	11.19
15.000 - 15.499	71	4,506,404	7.36
15.500 - 15.999	72	7,472,327	12.20
16.000 - 16.499	48	3,733,600	6.10
16.500 - 16.999	33	3,210,154	5.24
17.000 - 17.499	23	1,805,497	2.95
17.500 - 17.999	19	1,728,983	2.82
18.000 - 18.499	9	863,559	1.41
18.500 - 18.999	4	280,502	0.46
19.000 - 19.499	2	99,469	0.16
19.500 - 19.999	3	57,897	0.09
27.500 - 27.999	2	48,263	0.08
28.000 - 28.499	3	94,053	0.15
28.500 - 28.999	1	56,804	0.09
No Cap	20	1,084,147	1.77
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000 - 1.499	3	147,304	0.24
1.500 - 1.999	5	424,083	0.69
2.000 - 2.499	4	209,751	0.34
2.500 - 2.999	16	1,426,367	2.33
3.000 - 3.499	17	1,053,448	1.72
3.500 - 3.999	77	7,928,970	12.95
4.000 - 4.499	127	9,636,541	15.74
4.500 - 4.999	66	4,464,434	7.29
5.000 - 5.499	71	4,262,127	6.96
5.500 - 5.999	33	1,425,193	2.33
6.000 - 6.499	37	3,703,264	6.05
6.500 - 6.999	31	2,642,288	4.31
7.000 - 7.499	24	3,086,657	5.04
7.500 - 7.999	28	3,595,244	5.87
8.000 - 8.499	21	2,411,304	3.94
8.500 - 8.999	24	2,766,926	4.52
9.000 - 9.499	27	3,562,700	5.82
9.500 - 9.999	13	1,942,391	3.17
10.000 - 10.499	22	2,208,000	3.61
10.500 - 10.999	6	929,576	1.52
11.000 - 11.499	21	2,329,415	3.80
11.500 - 11.999	4	517,291	0.84
12.000 - 12.499	7	474,908	0.78
13.000 - 13.499	1	93,896	0.15
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.001 - 1.000	134	14,293,296	23.34
1.001 - 2.000	464	38,224,175	62.41
2.001 - 3.000	64	6,732,896	10.99
3.001 - 4.000	16	1,224,843	2.00
4.001 - 5.000	4	427,794	0.70
5.001 - 6.000	3	339,075	0.55
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.000 - 0.999	10	866,334	1.41
1.000 - 1.999	225	26,324,117	42.98
2.000 - 2.999	410	31,455,980	51.36
3.000 - 3.999	24	1,429,951	2.33
4.000 - 4.999	14	1,114,854	1.82
6.000 - 6.999	2	50,841	0.08
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	35,274	0.06
4.500 - 4.999	1	79,180	0.13
5.000 - 5.499	8	932,554	1.52
5.500 - 5.999	12	1,018,347	1.66
6.000 - 6.499	83	10,360,489	16.92
6.500 - 6.999	17	1,413,141	2.31
7.000 - 7.499	152	18,307,747	29.89
7.500 - 7.999	25	1,965,579	3.21
8.000 - 8.499	43	3,156,978	5.15
8.500 - 8.999	41	2,221,332	3.63
9.000 - 9.499	53	3,814,922	6.23
9.500 - 9.999	50	4,689,964	7.66
10.000 - 10.499	67	4,433,153	7.24
10.500 - 10.999	27	2,664,777	4.35
11.000 - 11.499	29	1,986,478	3.24
11.500 - 11.999	20	1,164,931	1.90
12.000 - 12.499	15	979,221	1.60
12.500 - 12.999	5	339,859	0.55
13.000 - 13.499	5	220,535	0.36
13.500 - 13.999	1	95,416	0.16
14.000 - 14.499	2	39,920	0.07
14.500 - 14.999	1	21,813	0.04
15.000 - 15.499	1	17,200	0.03
22.000 - 22.499	1	27,906	0.05
23.000 - 23.499	2	40,506	0.07
23.500 - 23.999	1	56,804	0.09
24.000 - 24.499	2	73,904	0.12
No Cap	20	1,084,147	1.77
Total:	**685**	**61,242,078**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	597	48,809,354	79.70
12	1	492,420	0.80
24	58	8,352,444	13.64
36	25	3,179,079	5.19
60	4	408,781	0.67
Total:	**685**	**61,242,078**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Darren Hadlock	212-250-6503
David Chang	212-250-4291
ABS Banking	
Nita Cherry	212-250-7773
Susan Valenti	212-250-3455
Doug Nicholson	212-250-0865
ABS Structuring	
Bill Yeung	212-250-6893
Marina Tukhin	212-250-2250
ABS Collateral	
Steve Lumer	212-250-0115
Declan Brady	212-250-5158